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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

DATATRAK INTERNATIONAL, INC.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

238134 10 0

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(CUSIP Number)

RICHARD BARONE

C/O ANCORA CAPITAL INC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 420

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

January 02, 2003

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

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CUSIP NO. 238134 10 0

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

10,000

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

10,000

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10

SHARED DISPOSITIVE POWER

62,000

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.37%

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14

TYPE OF REPORTING PERSON*

IN

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Item 1.

Security and Issuer

This Statement relates to the shares of Common Stock (the "Shares") of Datatrak International, Inc.  The address of Issuer’s principal officers is 6150 Parkland Boulevard, Mayfield Heights, OH 44124.

Item 2.

Identity and Background

THE PURPOSE OF THIS FILING IS ONLY TO REALIGN AND RESTATE THE PREVIOUS HOLDINGS WHICH MAY BE DEEMED TO BE BENEFICIALLY OWNED AS OF JANUARY 31, 2003 TO THE ENTITIES DESCRIBED HEREIN BASED ON THE EVENTS WHICH HAVE TRANSPIRED SINCE THE LAST FILING.

Prior to January 2, 2003, Richard A. Barone, an individual ("Mr. Barone") served as an outside portfolio manager to Fifth Third Bancorp's ("FTB") asset management subsidiary, Fifth Third Investment Advisors ("FTIA"), and a named advisor under FTIA's ADV filing.  In this capacity, Mr. Barone had investment management discretion for the Fifth Third Multi Cap Value Fund, and Fifth Third Micro Cap Value Fund.  He also had management discretion for a variety of FTIA's individual and institutional clients.  He had no voting power for the securities owned by these Funds and clients.

FTB, an Ohio corporation, is a registered financial holding company and a bank holding company. FTB provides a diversified range of banking and nonbanking services and products. FTB's principal office is located in Cincinnati, Ohio and its common stock is traded in the over-the-counter market through The Nasdaq National Market under the symbol "FITB."

Mr. Barone's agreement with FTB was modified just prior to December 31, 2002, so that after January 2, 2003, he no longer was named a manager with investment discretion over the Fifth Third Multi Cap Value Fund, Fifth Third Micro Cap Value Fund, and a number of individual and institutional accounts.  It was agreed that Mr. Barone would remain an advisor under FTIA's ADV filing through March 31, 2003, during which time he would continue to manage a small number of individual and institutional clients ("Remaining Clients") for FTIA.  Mr. Barone continues to be subject to a non competition agreement with FTB through January 2, 2004.

Mr. Barone is also Chairman and controlling shareholder of Ancora Capital Inc. ("Ancora Capital"), whose main subsidiary is Ancora Securities Inc. ("Ancora Securities"), a Nevada corporation, registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD").  Ancora Capital and Ancora Securities share a place of business at One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122.

Mr. Barone is also the sole owner of Ancora Advisors LLC ("AA"), a newly formed investment advisor registered with the SEC.  After March 31, 2003, subject to a variety of signed agreements, AA expects to become the investment advisor to the Remaining Clients.  AA's principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122.

Mr. Barone and the other entities named herein each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

Mr. Barone has never been convicted in a criminal proceeding and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares.

AA owns no Shares directly but AA may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment management clients.  AA will not vote these shares and disclaims beneficial ownership of such Shares.

Item 4.

Purpose of Transaction

Mr. Barone and the other entities named herein acquired Shares to establish investment positions in the Issuer.  Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.

Interest in Securities of the Issuer

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of January 31, 2003, and the percentage of the Shares outstanding represented by such ownership (based on 5,263,836 shares outstanding):

Name:

No. of Shares

Percent of Class

Ancora Securities Inc(1)

10,000

0.19%

Richard Barone(2)

10,000

0.19%

Managed Accounts(3)

52,000

0.99%

Total(4)

72,000

1.37%

(1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

(3) Mr. Barone owns zero of these shares directly but, by virtue of his positions as portfolio manager for privately managed accounts for the Remaining Clients, he may be deemed to beneficially own 52,000 shares. Mr. Barone disclaims beneficial ownership of all such Shares.

(4) Mr. Barone owns 10,000 shares directly but, by virtue of his position as the controlling shareholder of Ancora Capital Inc; an individual investor; and portfolio manager for privately managed accounts for the Remaining Clients, he may be deemed to beneficially own 72,000 Shares.  Mr. Barone disclaims beneficial ownership of 62,000 such shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships  (legal or otherwise) between Mr. Barone and any of the entities named herein or any other person with respect to any Shares.

Item 7.

Material to be Filed as Exhibits

None

                                   Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.

Richard Barone

Date: 02/13/2003

by: /s/Richard A. Barone

Richard A. Barone